Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

VIA EDGAR

Re:	Nicholas Equity Income Fund, Inc. #811-08062
Nicholas Fund, Inc. #811-01728
Nicholas II, Inc. #811-03851
Nicholas High Income Fund, Inc. #811-00216
Nicholas Limited Edition, Inc. #811-04993

Attached, pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended, are the following documents:

1.	A copy of the Joint Fidelity Bond renewing coverage from November 16, 2018 through November 16, 2019.
2.

A copy of the resolutions adopted by a majority of the board of directors who are not “interested persons” of each fund, approving the amount, type, form and coverage of the bond and the portion of the premium to be paid by each fund.

3.

A copy of the Joint Fidelity Bond Agreement between all of the named insureds entered into pursuant to paragraph (f) of Rule 17g-1(g)(1), which includes a statement showing the amount of the single insured bond which each Fund would have provided and maintained had it not been name as an insured under a joint insured bond.

At the date of this filing, premiums have been paid for the period November 16, 2018 through November 16, 2019.

Very truly yours,

/s/ Jennifer R. Kloehn

Jennifer R. Kloehn
Executive Vice President and Treasurer
Nicholas Company, Inc.

GUNN STEERS
ATTN:	Abbe Ellam
110 East 42nd Street, Suite 1418
New York, NY 10017

INSURED:	NICHOLAS COMPANY INC
PRODUCT:	DFIBond
POLICY NO:	82126662
TRANSACTION:	RENL

Chubb Group of Insurance Companies		DECLARATIONS
202B Hall’s Mill Road		FINANCIAL INSTITUTION INVESTMENT
Whitehouse Station, NJ 08889		COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):		Bond Number:	82126662

NICHOLAS COMPANY INC

411 E WISCONSIN AVENUE, SUITE 2100
FEDERAL INSURANCE COMPANY
MILWAUKEE, WI	53202	Incorporated under the laws of Indiana
a stock insurance company herein called the COMPANY
Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD: from	12:01 a.m. on November 16, 2018
	to	12:01 a.m. on November 16, 2019

ITEM 2.		LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

			SINGLE LOSS	DEDUCTIBLE
INSURING CLAUSE			LIMIT OF LIABILITY	AMOUNT

1	.	Employee	$5,450,000	$10,000
2	.	On Premises	$5,450,000	$10,000
3	.	In Transit	$5,450,000	$10,000
4	.	Forgery or Alteration	$5,450,000	$10,000
5	.	Extended Forgery	$5,450,000	$10,000
6	.	Counterfeit Money	$5,450,000	$10,000

	7	.	Threats to Person	$5,450,000	$10,000
	8	.	Computer System	$5,450,000	$10,000
	9	.	Voice Initiated Funds
			Transfer Instruction	$5,450,000	$10,000
	10	.	Uncollectible Items of Deposit	$50,000	$5,000
	11	.	Audit Expense	$50,000	$5,000

ITEM 3.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
	ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

	1-12

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98) Page 1 of 1

FEDERAL INSURANCE COMPANY
Endorsement No:	1
Bond Number:	82126662
NAME OF ASSURED: NICHOLAS COMPANY INC

NAME OF ASSURED ENDORSEMENT
It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:
Nicholas Company, Inc.
Nicholas Fund, Inc.
Nicholas II, Inc.
Nicholas Limited Edition, Inc.
Nicholas Equity Income Fund, Inc.
Nicholas High Income Fund, Inc.

This Endorsement applies to loss discovered after 12:01 a.m. on November 16, 2018.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 19, 2018

ICAP Bond
Form 17-02-0949 (Rev. 1-97) Page 1

FEDERAL INSURANCE COMPANY

Endorsement No. 2

Bond Number: 82126662

NAME OF ASSURED: NICHOLAS COMPANY INC

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any

Investment Company.

			SINGLE LOSS	DEDUCTIBLE
INSURING CLAUSE			LIMIT OF LIABILITY	AMOUNT

1	.	Employee	$5,450,000		$10,000
2	.	On Premises	$5,450,000		$10,000
3	.	In Transit	$5,450,000		$10,000
4	.	Forgery or Alteration	$5,450,000		$10,000
5	.	Extended Forgery	$5,450,000		$10,000
6	.	Counterfeit Money	$5,450,000		$10,000
7	.	Threats to Person	$5,450,000		$10,000
8	.	Computer System	$5,450,000		$10,000
9	.	Voice Initiated Funds Transfer Instruction	$5,450,000		$10,000
10	.	Uncollectible Items of Deposit	$50,000		$5,000
11	.	Audit Expense	$50,000		$5,000
12	.	Extended Computer Systems	$5,450,000		$10,000
13	.	Telefacsimile Instruction Fraud	$5,450,000		$10,000
14	.	Automated Phone Transaction	$5,450,000		$10,000
15	.	Unauthorized Signature	$50,000		$5,000

16	.	Claims Expense	$ 50,000	$5,000
17	.	Stop Payment Order or Refusal to Pay Check	$ 50,000	$5,000

This Endorsement applies to loss discovered after 12:01 a.m. on November 16, 2018.

		ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 19, 2018

ICAP Bond
Form 17-02-1582 (Ed. 5-98) Page 2

FEDERAL INSURANCE COMPANY

Endorsement No.: 3

Bond Number: 82126662

NAME OF ASSURED: NICHOLAS COMPANY INC

EXTENDED COMPUTER SYSTEMS ENDORSEMENT

It is agreed that this Bond is amended as follows:

1	.	By adding the following INSURING CLAUSE:

12. Extended Computer Systems

		A.	Electronic Data, Electronic Media, Electronic Instruction

Loss resulting directly from:

(1)	the fraudulent modification of Electronic Data, Electronic Media or Electronic
Instruction being stored within or being run within any system covered under this
INSURING CLAUSE,

(2)	robbery, burglary, larceny or theft of Electronic Data, Electronic Media or
Electronic Instructions,

(3)	the acts of a hacker causing damage or destruction of Electronic Data,
Electronic Media or Electronic Instruction owned by the ASSURED or for which the ASSURED is legally liable, while stored within a Computer System covered under this INSURING CLAUSE, or

(4)	the damage or destruction of Electronic Data, Electronic Media or Electronic
Instruction owned by the ASSURED or for which the ASSURED is legally liable while stored within a Computer System covered under INSURING CLAUSE 12, provided such damage or destruction was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy Electronic Data, Electronic Media, or
Electronic Instruction in the Computer System in which the computer program or instruction so written or so altered is used.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02) Page 1

B.	Electronic Communication

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the ASSURED, which were transmitted or appear to have been transmitted through:

(1) an Electronic Communication System,

(2) an automated clearing house or custodian, or

(3) a Telex, TWX, or similar means of communication,

directly into the ASSURED'S Computer System or Communication Terminal, and
fraudulently purport to have been sent by a customer, automated clearing house, custodian, or financial institution, but which communications were either not sent by said customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of Electronic Media to the ASSURED or during electronic transmission to the ASSURED'S Computer System or
Communication Terminal.

C.	Electronic Transmission

Loss resulting directly from a customer of the ASSURED, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications, purporting to have been directed by the ASSURED to such customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or property, which communications were transmitted through:

(1) an Electronic Communication System,

(2) an automated clearing house or custodian, or

(3) a Telex, TWX, or similar means of communication,

directly into a Computer System or Communication Terminal of said customer, automated clearing house, custodian, or financial institution, and fraudulently purport to have been directed by the ASSURED, but which communications were either not sent by the ASSURED, or were fraudulently modified during physical transit of Electronic
Media from the ASSURED or during electronic transmission from the ASSURED'S
Computer System or Communication Terminal, and for which loss the ASSURED is held to be legally liable.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02) Page 2

2	.	By adding to Section 1., Definitions, the following:

		r.	Communication Terminal means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically. Communication Terminal does not mean a telephone.

		s.	Electronic Communication System means electronic communication operations by
Fedwire, Clearing House Interbank Payment System (CHIPS), Society of Worldwide
International Financial Telecommunication (SWIFT), similar automated interbank communication systems, and Internet access facilities.
		t.	Electronic Data means facts or information converted to a form usable in Computer
Systems and which is stored on Electronic Media for use by computer programs.

		u.	Electronic Instruction means computer programs converted to a form usable in a Computer
System to act upon Electronic Data.

		v.	Electronic Media means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded.

3	.	By adding the following Section after Section 4., Specific Exclusions -Applicable to All INSURING
CLAUSES except 1., 4., and 5.:

Section 4.A. Specific Exclusions-Applicable to INSURING CLAUSE 12

This Bond does not directly or indirectly cover:

a.	loss resulting directly or indirectly from Forged, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of Electronic Data;

b.	loss of negotiable instruments, securities, documents or written instruments except as converted to Electronic Data and then only in that converted form;

c.	loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Media failure or breakdown or any malfunction or error in programming or error or omission in processing;

d.	loss resulting directly or indirectly from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer
Communication System by a person who had authorized access from a customer to that customer's authentication mechanism; or

e.	liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement; or

f.	loss resulting directly or indirectly from:

(1) written instruction unless covered under this INSURING CLAUSE; or

(2) instruction by voice over the telephone, unless covered under this INSURING CLAUSE.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02) Page 3

4	.	By adding to Section 9., Valuation, the following:

Electronic Data, Electronic Media, Or Electronic Instruction

In case of loss of, or damage to, Electronic Data, Electronic Media or Electronic Instruction
used by the ASSURED in its business, the COMPANY shall be liable under this Bond only if such items are actually reproduced form other Electronic Data, Electronic Media or Electronic
Instruction of the same kind or quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the ASSURED in order to reproduce such Electronic Data, Electronic Media or
Electronic Instruction subject to the applicable SINGLE LOSS LIMIT OF LIABILITY.

However, if such Electronic Data can not be reproduced and said Electronic Data represents
Securities or financial instruments having a value, then the loss will be valued as indicated in the
SECURITIES and OTHER PROPERTY paragraphs of this Section.

This Endorsement applies to loss discovered after 12:01 a.m. on November 16, 2018.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 19, 2018

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02) Page 4

FEDERAL INSURANCE COMPANY

Endorsement No.: 4

Bond Number: 82126662

NAME OF ASSURED:					NICHOLAS COMPANY INC

TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1	.	By adding the following INSURING CLAUSE:

		13	.		Telefacsimile Instruction

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other Property or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a Customer, financial institution or another office of the ASSURED by Telefacsimile directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or Property or the establishment of a credit or the debiting of an account or the giving of value by the
ASSURED where such Telefacsimile instructions:

				a.	bear a valid test key exchanged between the ASSURED and a Customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and

b.	fraudulently purport to have been sent by such Customer or financial institution when such Telefacsimile instructions were transmitted without the knowledge or consent of such Customer or financial institution by a person other than such
Customer or financial institution and which bear a Forgery of a signature, provided that the Telefacsimile instruction was verified by a direct call back to an employee of the financial institution, or a person thought by the ASSURED to be the Customer, or an employee of another financial institution.

2	.	By deleting from Section 1., Definitions, the definition of Customer in its entirety, and substituting the following:

d.	Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction or Telefacsimile Instruction.

ICAP Bond
Form 17-02-2367 (Rev. 10-03) Page 1

3	.	By adding to Section 1., Definitions, the following:

w.	Telefacsimile means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purpose of reproducing a copy of said document. Telefacsimile does not mean electronic communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4	.	By adding to Section 3., Specific Exclusions Applicable to All Insuring Clauses Except Insuring
Clause 1. the following:

j.	loss resulting directly or indirectly from Telefacsimile instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on November 16, 2018.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 19, 2018

ICAP Bond
Form 17-02-2367 (Rev. 10-03) Page 2

FEDERAL INSURANCE COMPANY

Endorsement No.: 5

Bond Number: 82126662

NAME OF ASSURED: NICHOLAS COMPANY INC

AUTOMATED TELEPHONE TRANSACTION ENDORSEMENT

It is agreed that this Bond is amended as follows:

1	.	By adding the following INSURING CLAUSE:

14. Automated Telephone System Transaction

Loss resulting directly from the ASSURED having transferred funds on the faith of any
Automated Phone System (APS) Transaction, where the request for such APS
Transaction is unauthorized or fraudulent and is made with the intent to deceive. In order for coverage to apply under this INSURING CLAUSE the ASSURED shall maintain and follow all
APS Designated Procedures. A single failure of the ASSURED to maintain and follow a particular APS Designated Procedure in a particular APS Transaction will not preclude coverage under this INSURING CLAUSE.

2	.	By adding to Section 1., Definitions, the following:

x. APS Designated Procedures means all of the following procedures:

(1) No APS Transaction shall be executed unless the shareholder or unitholder to whose account such an APS Transaction relates has previously elected to APS
Transactions. (Election in Application)

(2) All APS Transactions shall be logged or otherwise recorded and the records shall be retained for at least six (6) months. (Logging)

Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3)	The caller in any request for an APS Transaction, before executing that APS
Transaction must enter a personal identification number (PIN), social security number and account number. (Identity Test)

If the caller fails to enter a correct PIN within three (3) attempts, the caller must not be allowed additional attempts during the same telephone call to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative. (Limited attempts to Enter PIN)

ICAP Bond
Form 17-02-2345 (Ed. 10-00) Page 1

	(4)	A written confirmation of any APS Transaction or change of address shall be mailed to the shareholder or unitholder to whose account such transaction relates, at the record address, by the end of the insured's next regular processing cycle, but in no event later than five (5) business days following such APS Transaction. (Written Confirmation)

	(5)	Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:
(Access to APS Equipment)

y.		APS Election means any election concerning various account features available to the shareholder or unitholder which is made through the Automated Phone System by means of information transmitted by an individual caller through use of a Automated Phone System.
These features include account statements, auto exchange, auto asset builder, automatic withdrawal, dividend/capital gain options, dividend sweep, telephone balance consent and change of address.

z.		APS Exchange means any exchange of shares or units in a registered account of one fund into shares or units in an account with the same tax identification number and same ownership-type code of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested through the Automated Phone System by means of information transmitted by an individual caller through use of an Automated Phone
System.

aa.		APS Purchase means any purchase of shares or units issued by an Investment Company which is requested through an Automated Phone System.

bb.		APS Redemption means any redemption of shares or units issued by an Investment
Company which it requested through the telephone by means of information transmitted by an individual caller through use of a Automated Phone System.

cc.		APS Transaction means any APS Purchase, APS Redemption, APS Election or APS

Exchange.

		dd.		Automated Phone System means an automated system which receives and converts to executable instructions transmissions through the Automated Phone System through use of a touch-tone keypad or other tone system; and always excluding transmissions from a computer system or part thereof.

3	.			By adding the following Section after Section 4., Specific Exclusions -Applicable To All Insuring
Clauses Except 1., 4., 5.:

Section 4.A Specific Exclusion-Applicable to Insuring Clause 14

This Bond does not directly or indirectly cover under Insuring Clause 14:

Loss resulting from:

		a.		the redemption of shares or units, where the proceeds of such redemption are made payable to other than:

			(1)	the shares or units of record,

			(2)	a person designated to receive redemption proceeds, or

			(3)	a bank account designated to receive redemption proceeds, or

ICAP Bond
Form 17-02-2345 (Ed. 10-00) Page 2

b. the redemption of shares or units, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been designated the shareholder or unitholder by voice through an Automated Phone System or in writing, at least thirty (30)
days prior to such redemption, or

c. the redemption of shares or units, where shareholder or unitholder of the ASSURED designated bank account of record.

This Endorsement applies to loss discovered after 12:01 a.m. on November 16, 2018.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 19, 2018

ICAP Bond
Form 17-02-2345 (Ed. 10-00) Page 3

FEDERAL INSURANCE COMPANY
Endorsement No.: 6
Bond Number: 82126662

NAME OF ASSURED: NICHOLAS COMPANY INC
UNAUTHORIZED SIGNATURE ENDORSEMENT
It is agreed that this Bond is amended as follows:
1	.	By adding the following INSURING CLAUSE:
		15	.	Unauthorized Signature
Loss resulting directly from the ASSURED having accepted, paid or cashed any check or
Withdrawal Order made or drawn on or against the account of the ASSURED’S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.
It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING
CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.
2	.	By adding to Section 1., Definitions, the following:
		ee.			Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.
		ff.			Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
				(1)	not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and
				(2)	of a type commonly dealt in on securities exchanges or markets, and
				(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

ICAP Bond
Form 17-02-5602 (Ed. 10-03) Page 1

gg.	Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer’s account in the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on November 16, 2018.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 19, 2018

ICAP Bond
Form 17-02-5602 (Ed. 10-03) Page 2

FEDERAL INSURANCE COMPANY
Endorsement No.: 7
Bond Number: 82126662

NAME OF ASSURED: NICHOLAS COMPANY INC
CLAIMS EXPENSE ENDORSEMENT
It is agreed that this Bond is amended as follows:
1	.	By adding the following INSURING CLAUSE:
16. Claims Expense
Reasonable expense incurred by the ASSURED, solely for independent firms or individuals to determine the amount of loss where:
(1) the loss is covered under the Bond, and
		(2)	the loss is in excess of the applicable DEDUCTIBLE AMOUNT.
2	.	Under General Exclusions-Applicable To All Insuring Clauses, Section 2.f. does not apply to loss covered under this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on November 16, 2018.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 19, 2018

ICAP Bond

Form 17-02-6282 (Ed. 11-04)

FEDERAL INSURANCE COMPANY
Endorsement No.: 8
Bond Number: 82126662

NAME OF ASSURED: NICHOLAS COMPANY INC
STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT
It is agreed that this Bond is amended as follows:
1	.	By adding the following INSURING CLAUSE:
		“	17	.	Stop Payment Order or Refusal to Pay Check
Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:
					a.	complying or failing to comply with notice from any customer of the ASSURED or any authorized representative of such customer, to stop payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or
					b.	refusing to pay any check or draft made or drawn upon or against the ASSURED by any customer of the ASSURED or by any authorized representative of such customer.”
2	.	By adding the following Specific Exclusion:
“Section 4.A. Specific Exclusions – Applicable to INSURING CLAUSE 17
This Bond does not directly or indirectly cover:
			a.			liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement,
			b.		loss arising out of:
					(1)	libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,
					(2)	sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person, or
					(3)	discrimination.”
This Endorsement applies to loss discovered after 12:01 a.m. on November 16, 2018.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 19, 2018

ICAP Bond
Form 17-02-2365 (Ed. 10-00)

		ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: November 16, 2018	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	9
	To be attached to and
	form a part of Bond No.	82126662
Issued to: NICHOLAS COMPANY INC

AMENDED AUTOMATIC INCREASE IN LIMITS ENDORSEMENT
In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional
Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities -Notice To
Company, is amended by adding the following subsection:
Automatic Increase in Limits for Investment Companies
If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940
(“the Act”), due to:
(i)	the creation of a new Investment Company, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or
(ii)	an increase in asset size of current Investment Companies covered under this Bond, then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.
Any such newly created Investment Company shall be included as an ASSURED effective on the date of such creation.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

Q08-1696 (08/2008)

FEDERAL INSURANCE COMPANY
		Endorsement No.:	10
		Bond Number:	82126662

NAME OF ASSURED: NICHOLAS COMPANY INC
AUTOMATIC ACQUISITION PERCENTAGE THRESHOLD ENDORSEMENT
It is agreed that this Bond is amended by deleting in its entirety General Agreement C., Additional Offices or Employees-Consolidation, Merger or Purchase or Acquisition of Assets or Liabilities -Notice To
Company, and substituting the following:
C.		Additional Offices or Employees-Consolidation, Merger or Purchase or Acquisition Of Assets or
Liabilities-Notice to Company
If the ASSURED, other than an Investment Company, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the
ASSURED shall not have the coverage afforded under this Bond for loss which has:
	(1)	occurred or will occur on premises,
	(2)	been caused or will be caused by an employee, or
	(3)	arisen or will arise out of the assets or liabilities,
of such institution, unless the ASSURED:
	a.	gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and
	b.	obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and
	c.	on obtaining such consent, pays to the COMPANY an additional premium.
Notwithstanding anything stated above to the contrary, the COMPANY hereby agrees to provide coverage which shall be effective on the date of acquisition under this Bond for those acquired institutions in which the ASSURED owns greater than fifty percent (50%) of the voting stock or voting rights either directly or through one or more of its subsidiaries for the remainder of the
BOND PERIOD, with no additional premium, provided the acquired institution meets all of the following conditions:
	i.	the assets shall not exceed fifteen percent (15%) of the ASSURED’S assets,
	ii.	there shall be neither any paid nor pending Bond claim for the three (3) year period prior to the date of acquisition, and
	iii.	the ASSURED is not aware of any disciplinary action or proceeding by State or Federal officials involving the acquired institution as of the date of acquisition.

ICAP Bond
Form 17-02-6247 (Ed. 3-04) Page 1

The COMPANY further agrees that as respects any acquisition that involves a State or Federal regulatory assisted acquisition or assumption of assets and/or liabilities, coverage shall be provided under this Bond for the remainder of the BOND PERIOD as long as conditions i. and ii.
above are met. As respects such acquisition or assumption of assets and/or liabilities, coverage applies only to a Single Loss fully sustained by the ASSURED on or after the date of such acquisition or assumption. All of the circumstances, conditions or acts causing or contributing to a
Single Loss must occur on or after the date of such acquisition or assumption for coverage to apply regardless of the time such loss is discovered by the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on November 16, 2018.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 19, 2018

ICAP Bond
Form 17-02-6247 (Ed. 3-04) Page 2

FEDERAL INSURANCE COMPANY
Endorsement No: 11
Bond Number: 82126662
NAME OF ASSURED: NICHOLAS COMPANY INC

TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT
It is agreed that this Bond is amended as follows:
1	.	By adding to Section 13., Termination, the following:
"Termination By The Company
Bonds In Effect For More Than Sixty (60) Days
If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the
COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before the effective date of termination for at least one of the following reasons:
		1	.	Nonpayment of premium;
		2	.	Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation of a claim thereunder;
		3	.	Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which substantially and materially increases any hazard insured against, and which occurred subsequent to the inception of the current BOND PERIOD;
		4	.	Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured against;
		5	.	Material change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, except to the extent that the COMPANY should reasonably have foreseen the change, or contemplated the risk when the contract was written;

6	.	Determination by the Commissioner that the continuation of the Bond would jeopardize a
COMPANY'S solvency or would place the COMPANY in violation of the insurance laws of any state;
7	.	Determination by the Commissioner that continuation of the present premium volume of the
COMPANY would jeopardize the COMPANY'S policyholders, creditors or the public;
8	.	Such other reasons that are approved by the Commissioner;
9	.	Determination by the Commissioner that the COMPANY no longer has adequate reinsurance to meet the ASSUREDS needs;
10	.	Substantial breaches of contractual duties, conditions or warranties; or
11	.	Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.

ICAP Bond
Form 17-02-1360 (Rev. 10-99) Page 1

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the COMPANY may terminate for any reason by providing written notice of termination at least sixty (60) days before the effective date of termination.

Notice Of Termination

Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the ASSURED and to the authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the address shown on the DECLARATIONS of this Bond.

If this Bond is cancelled for nonpayment of premium, the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty

(30) days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date. Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.

All notice of cancellation shall state the reason(s) for cancellation.

There is no liability on the part of, and no cause of action of any nature shall arise against, the COMPANY, its authorized representatives, its employees, or any firm, person or corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply with this Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such information was provided in good faith and without malice.

Notice Of Nonrenewal

If the COMPANY elects not to renew this Bond, the COMPANY shall mail or deliver written notice, by certified mail, return receipt, provided by the United States Postal Service, to the ASSURED, at

his last known address, at least sixty (60) days before the expiration date or before the anniversary date, if this Bond has been written for a term of more than one (1) year. Such notice shall also be mailed to the ASSURED'S agent or broker, if any.

Such notice shall contain all of the following:

a.	Bond Number:

b.	Date of Notice;

c.	Reason for Cancellation;

d.	Expiration Date of the Bond;

e.	Effective Date and Hour of Cancellation.

Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the ASSURED has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.

ICAP Bond
Form 17-02-1360 (Rev. 10-99) Page 2

Return Premium Calculations

Any unearned premiums which have been paid by the ASSURED shall be refunded to the
ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned premiums shall be refunded to the ASSURED within forty -five (45) days of receipt of the request for cancellation or the effective date of cancellation, whichever is later.

Conditional Renewal

If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date. If the COMPANY notifies the ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60)
day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the
COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the ASSURED, whichev er occurs first.”

2	.	It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on November 16, 2018.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 19, 2018

ICAP Bond
Form 17-02-1360 (Rev. 10-99) Page 3

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: November 16, 2018	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 12
To be attached to and
form a part of Policy No. 82126662

Issued to: NICHOLAS COMPANY INC

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other si milar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

14-02-9228 (2/2010)

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

IMPORTANT NOTICE TO POLICYHOLDERS

     All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents (“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

NICHOLAS EQUITY INCOME FUND, INC.

Resolutions adopted pursuant to Rule 17g-1(g)(1) by a majority of the board of directors who are not “interested persons” of the Fund

Resolutions adopted on July 30, 2018:

     BE IT THEREFORE RESOLVED, that the Fund enter into a Joint Insurance Agreement with all of the funds and the Nicholas Company, Inc., substantially in the form utilized by the Fund for its current Bond, for the purpose of maintaining a Bond pursuant to Section 17(g);

     FURTHER RESOLVED, that the Fund obtain a joint Bond pursuant to Section 17(g) in an amount not less than an aggregate amount of $5,450,000, such amount being reasonable under all the circumstances, which shall name all of the funds in the Nicholas family of funds and Nicholas Company, Inc. as insureds;

     FURTHER RESOLVED, that based upon the relative risks presented by the six joint insureds to the joint Bond, the relative sizes of the five mutual funds so insured, the amount of the Bond and all other relevant factors, the Fund shall pay its proportionate share of the total Bond premium, with the other insureds paying their proportionate share of such premium, as determined by the Board of Directors at the next regularly scheduled board meeting after such premium amount shall be obtained by the Fund from the insurer;

     FURTHER RESOLVED, that if the present size of any of the investment companies or Nicholas Company, Inc. entities increases or decreases such that a higher or lower bond amount is required, desirable or appropriate in the Board of Directors’ discretion, then the Fund has no objection to and does approve such amendment of the bond amount;

     FURTHER RESOLVED, that Jennifer R. Kloehn is hereby designated the agent of the Fund for purposes of Section 17(g);

     FURTHER RESOLVED, that the officers of the Fund shall be, and they hereby are, authorized and directed to take such action as may be necessary or appropriate to effect the foregoing resolutions in compliance with Section 17(g) and other applicable statutes and rules; and

     FURTHER RESOLVED, that Messrs. Hauser, Reiland and Robertson, being all of the directors of the Fund who are not interested persons of the Adviser, do hereby ratify and affirm the foregoing resolutions pertaining to the Fidelity Bond.

Resolutions adopted on October 26, 2018:

     BE IT THEREFORE RESOLVED, that the Board ratifies the following allocation of premiums whereby the Fund shall pay its proportionate share of the total Bond premium calculated as a percentage of the aggregate minimum Bond required, with the other insureds paying their proportionate share of such premium:

2018 / 2019

Nicholas Fund, Inc.	$5,544.87
Nicholas II, Inc.	$2,918.35
Nicholas High Income Fund, Inc	$1,532.13
Nicholas Limited Edition, Inc	$2,188.76
Nicholas Equity Income Fund, Inc.	$2,188.76
Nicholas Company, Inc	$1,532.13
Total Premium	$15,905.00

     FURTHER RESOLVED, that this Board does hereby determine that participation in the joint policy is in the best interest of the Fund and the allocation of premiums is fair and reasonable, the officers of the Fund shall be, and they hereby are, authorized and directed to take such action as may be necessary or appropriate to effect the foregoing resolutions; and

     FURTHER RESOLVED, that Messrs. Hauser, Reiland and Robertson, being all of the directors of the Fund who are not interested persons of Nicholas Company, Inc., do hereby ratify and affirm the foregoing resolutions pertaining to the Bond.

NICHOLAS FUND, INC.

Resolutions adopted pursuant to Rule 17g-1(g)(1) by a majority of the board of directors who are not “interested persons” of the Fund

Resolutions adopted on July 30, 2018:

     BE IT THEREFORE RESOLVED, that the Fund enter into a Joint Insurance Agreement with all of the funds and the Nicholas Company, Inc., substantially in the form utilized by the Fund for its current Bond, for the purpose of maintaining a Bond pursuant to Section 17(g);

     FURTHER RESOLVED, that the Fund obtain a joint Bond pursuant to Section 17(g) in an amount not less than an aggregate amount of $5,450,000, such amount being reasonable under all the circumstances, which shall name all of the funds in the Nicholas family of funds and Nicholas Company, Inc. as insureds;

     FURTHER RESOLVED, that based upon the relative risks presented by the six joint insureds to the joint Bond, the relative sizes of the five mutual funds so insured, the amount of the Bond and all other relevant factors, the Fund shall pay its proportionate share of the total Bond premium, with the other insureds paying their proportionate share of such premium, as determined by the Board of Directors at the next regularly scheduled board meeting after such premium amount shall be obtained by the Fund from the insurer;

     FURTHER RESOLVED, that if the present size of any of the investment companies or Nicholas Company, Inc. entities increases or decreases such that a higher or lower bond amount is required, desirable or appropriate in the Board of Directors’ discretion, then the Fund has no objection to and does approve such amendment of the bond amount;

     FURTHER RESOLVED, that Jennifer R. Kloehn is hereby designated the agent of the Fund for purposes of Section 17(g);

     FURTHER RESOLVED, that the officers of the Fund shall be, and they hereby are, authorized and directed to take such action as may be necessary or appropriate to effect the foregoing resolutions in compliance with Section 17(g) and other applicable statutes and rules; and

     FURTHER RESOLVED, that Messrs. Hauser, Reiland and Robertson, being all of the directors of the Fund who are not interested persons of the Adviser, do hereby ratify and affirm the foregoing resolutions pertaining to the Fidelity Bond.

Resolutions adopted on October 26, 2018:

     BE IT THEREFORE RESOLVED, that the Board ratifies the following allocation of premiums whereby the Fund shall pay its proportionate share of the total Bond premium calculated as a percentage of the aggregate minimum Bond required, with the other insureds paying their proportionate share of such premium:

2018 / 2019

Nicholas Fund, Inc.	$5,544.87
Nicholas II, Inc.	$2,918.35
Nicholas High Income Fund, Inc	$1,532.13
Nicholas Limited Edition, Inc	$2,188.76
Nicholas Equity Income Fund, Inc.	$2,188.76
Nicholas Company, Inc	$1,532.13
Total Premium	$15,905.00

     FURTHER RESOLVED, that this Board does hereby determine that participation in the joint policy is in the best interest of the Fund and the allocation of premiums is fair and reasonable, the officers of the Fund shall be, and they hereby are, authorized and directed to take such action as may be necessary or appropriate to effect the foregoing resolutions; and

     FURTHER RESOLVED, that Messrs. Hauser, Reiland and Robertson, being all the directors of the Fund who are not interested persons of the Nicholas Company, Inc., do hereby ratify and affirm the foregoing resolutions pertaining to the Bond.

NICHOLAS II, INC.

Resolutions adopted pursuant to Rule 17g-1(g)(1) by a majority of the board of directors who are not “interested persons” of the Fund

Resolutions adopted on July 30, 2018:

     BE IT THEREFORE RESOLVED, that the Fund enter into a Joint Insurance Agreement with all of the funds and the Nicholas Company, Inc., substantially in the form utilized by the Fund for its current Bond, for the purpose of maintaining a Bond pursuant to Section 17(g);

     FURTHER RESOLVED, that the Fund obtain a joint Bond pursuant to Section 17(g) in an amount not less than an aggregate amount of $5,450,000, such amount being reasonable under all the circumstances, which shall name all of the funds in the Nicholas family of funds and Nicholas Company, Inc. as insureds;

     FURTHER RESOLVED, that based upon the relative risks presented by the six joint insureds to the joint Bond, the relative sizes of the five mutual funds so insured, the amount of the Bond and all other relevant factors, the Fund shall pay its proportionate share of the total Bond premium, with the other insureds paying their proportionate share of such premium, as determined by the Board of Directors at the next regularly scheduled board meeting after such premium amount shall be obtained by the Fund from the insurer;

     FURTHER RESOLVED, that if the present size of any of the investment companies or Nicholas Company, Inc. entities increases or decreases such that a higher or lower bond amount is required, desirable or appropriate in the Board of Directors’ discretion, then the Fund has no objection to and does approve such amendment of the bond amount;

     FURTHER RESOLVED, that Jennifer R. Kloehn is hereby designated the agent of the Fund for purposes of Section 17(g);

     FURTHER RESOLVED, that the officers of the Fund shall be, and they hereby are, authorized and directed to take such action as may be necessary or appropriate to effect the foregoing resolutions in compliance with Section 17(g) and other applicable statutes and rules; and

     FURTHER RESOLVED, that Messrs. Hauser, Reiland and Robertson, being all of the directors of the Fund who are not interested persons of the Adviser, do hereby ratify and affirm the foregoing resolutions pertaining to the Fidelity Bond.

Resolutions adopted on October 26, 2018:

     BE IT THEREFORE RESOLVED, that the Board ratifies the following allocation of premiums whereby the Fund shall pay its proportionate share of the total Bond premium calculated as a percentage of the aggregate minimum Bond required, with the other insureds paying their proportionate share of such premium:

2018 / 2019

Nicholas Fund, Inc.	$5,544.87
Nicholas II, Inc.	$2,918.35
Nicholas High Income Fund, Inc	$1,532.13
Nicholas Limited Edition, Inc	$2,188.76
Nicholas Equity Income Fund, Inc.	$2,188.76
Nicholas Company, Inc	$1,532.13
Total Premium	$15,905.00

     FURTHER RESOLVED, that this Board does hereby determine that participation in the joint policy is in the best interest of the Fund and the allocation of premiums is fair and reasonable, the officers of the Fund shall be, and they hereby are, authorized and directed to take such action as may be necessary or appropriate to effect the foregoing resolutions; and

     FURTHER RESOLVED, that Messrs. Hauser, Reiland and Robertson, being all of the directors of the Fund who are not interested persons of the Nicholas Company, Inc., do hereby ratify and affirm the foregoing resolutions pertaining to the Bond.

NICHOLAS HIGH INCOME FUND, INC.

Resolutions adopted pursuant to Rule 17g-1(g)(1) by a majority of the board of directors who are not “interested persons” of the Fund

Resolutions adopted on July 30, 2018:

     BE IT THEREFORE RESOLVED, that the Fund enter into a Joint Insurance Agreement with all of the funds and the Nicholas Company, Inc., substantially in the form utilized by the Fund for its current Bond, for the purpose of maintaining a Bond pursuant to Section 17(g);

     FURTHER RESOLVED, that the Fund obtain a joint Bond pursuant to Section 17(g) in an amount not less than an aggregate amount of $5,450,000, such amount being reasonable under all the circumstances, which shall name all of the funds in the Nicholas family of funds and Nicholas Company, Inc. as insureds;

     FURTHER RESOLVED, that based upon the relative risks presented by the six joint insureds to the joint Bond, the relative sizes of the five mutual funds so insured, the amount of the Bond and all other relevant factors, the Fund shall pay its proportionate share of the total Bond premium, with the other insureds paying their proportionate share of such premium, as determined by the Board of Directors at the next regularly scheduled board meeting after such premium amount shall be obtained by the Fund from the insurer;

     FURTHER RESOLVED, that if the present size of any of the investment companies or Nicholas Company, Inc. entities increases or decreases such that a higher or lower bond amount is required, desirable or appropriate in the Board of Directors’ discretion, then the Fund has no objection to and does approve such amendment of the bond amount;

     FURTHER RESOLVED, that Jennifer R. Kloehn is hereby designated the agent of the Fund for purposes of Section 17(g);

     FURTHER RESOLVED, that the officers of the Fund shall be, and they hereby are, authorized and directed to take such action as may be necessary or appropriate to effect the foregoing resolutions in compliance with Section 17(g) and other applicable statutes and rules; and

     FURTHER RESOLVED, that Messrs. Hauser, Reiland and Robertson, being all of the directors of the Fund who are not interested persons of the Adviser, do hereby ratify and affirm the foregoing resolutions pertaining to the Fidelity Bond.

Resolutions adopted on October 26, 2018:

     BE IT THEREFORE RESOLVED, that the Board ratifies the following allocation of premiums whereby the Fund shall pay its proportionate share of the total Bond premium calculated as a percentage of the aggregate minimum Bond required, with the other insureds paying their proportionate share of such premium:

2018 / 2019

Nicholas Fund, Inc.	$5,544.87
Nicholas II, Inc.	$2,918.35
Nicholas High Income Fund, Inc	$1,532.13
Nicholas Limited Edition, Inc	$2,188.76
Nicholas Equity Income Fund, Inc.	$2,188.76
Nicholas Company, Inc	$1,532.13
Total Premium	$15,905.00

     FURTHER RESOLVED, that this Board does hereby determine that participation in the joint policy is in the best interest of the Fund and the allocation of premiums is fair and reasonable, the officers of the Fund shall be, and they hereby are, authorized and directed to take such action as may be necessary or appropriate to effect the foregoing resolutions; and

     FURTHER RESOLVED, that Messrs. Hauser, Reiland and Robertson, being all of the directors of the Fund who are not interested persons of the Nicholas Company, Inc., do hereby ratify and affirm the foregoing resolutions pertaining to the Bond.

NICHOLAS LIMITED EDITION, INC.

Resolutions adopted pursuant to Rule 17g-1(g)(1) by a majority of the board of directors who are not “interested persons” of the Fund

Resolutions adopted on July 30, 2018:

     BE IT THEREFORE RESOLVED, that the Fund enter into a Joint Insurance Agreement with all of the funds and the Nicholas Company, Inc., substantially in the form utilized by the Fund for its current Bond, for the purpose of maintaining a Bond pursuant to Section 17(g);

     FURTHER RESOLVED, that the Fund obtain a joint Bond pursuant to Section 17(g) in an amount not less than an aggregate amount of $5,450,000, such amount being reasonable under all the circumstances, which shall name all of the funds in the Nicholas family of funds and Nicholas Company, Inc. as insureds;

     FURTHER RESOLVED, that based upon the relative risks presented by the six joint insureds to the joint Bond, the relative sizes of the five mutual funds so insured, the amount of the Bond and all other relevant factors, the Fund shall pay its proportionate share of the total Bond premium, with the other insureds paying their proportionate share of such premium, as determined by the Board of Directors at the next regularly scheduled board meeting after such premium amount shall be obtained by the Fund from the insurer;

     FURTHER RESOLVED, that if the present size of any of the investment companies or Nicholas Company, Inc. entities increases or decreases such that a higher or lower bond amount is required, desirable or appropriate in the Board of Directors’ discretion, then the Fund has no objection to and does approve such amendment of the bond amount;

     FURTHER RESOLVED, that Jennifer R. Kloehn is hereby designated the agent of the Fund for purposes of Section 17(g);

     FURTHER RESOLVED, that the officers of the Fund shall be, and they hereby are, authorized and directed to take such action as may be necessary or appropriate to effect the foregoing resolutions in compliance with Section 17(g) and other applicable statutes and rules; and

     FURTHER RESOLVED, that Messrs. Hauser, Reiland and Robertson, being all of the directors of the Fund who are not interested persons of the Adviser, do hereby ratify and affirm the foregoing resolutions pertaining to the Fidelity Bond.

Resolutions adopted on October 26, 2018:

     BE IT THEREFORE RESOLVED, that the Board ratifies the following allocation of premiums whereby the Fund shall pay its proportionate share of the total Bond premium calculated as a percentage of the aggregate minimum Bond required, with the other insureds paying their proportionate share of such premium:

2018 / 2019

Nicholas Fund, Inc.	$5,544.87
Nicholas II, Inc.	$2,918.35
Nicholas High Income Fund, Inc	$1,532.13
Nicholas Limited Edition, Inc	$2,188.76
Nicholas Equity Income Fund, Inc.	$2,188.76
Nicholas Company, Inc	$1,532.13
Total Premium	$15,905.00

     FURTHER RESOLVED, that this Board does hereby determine that participation in the joint policy is in the best interest of the Fund and the allocation of premiums is fair and reasonable, the officers of the Fund shall be, and they hereby are, authorized and directed to take such action as may be necessary or appropriate to effect the foregoing resolutions; and

     FURTHER RESOLVED, that Messrs. Hauser, Reiland and Robertson, being all of the directors of the Fund who are not interested persons of the Nicholas Company, Inc., do hereby ratify and affirm the foregoing resolutions pertaining to the Bond.

JOINT FIDELITY BOND AGREEMENT

     THIS AGREEMENT is made as of the 16th day of November, 2018, by and among Nicholas Company, Inc., a Wisconsin corporation (the "Company"), Nicholas Equity Income Fund, Inc., a Maryland corporation (the "Equity Income Fund"), Nicholas Fund, Inc., a Maryland corporation (the "Fund"), Nicholas II, Inc., a Maryland corporation ("Nicholas II"), Nicholas High Income Fund, Inc., a Delaware corporation (the "High Income Fund"), and Nicholas Limited Edition, Inc., a Maryland corporation (the "Limited Edition"), the foregoing parties being collectively referred to herein as the "Joint Insureds."

     WHEREAS, the Equity Income Fund, the Fund, Nicholas II, the High Income Fund and the Limited Edition are investment companies registered with the Securities and Exchange Commission under the Investment Company Act of 1940 (the "Act"); and

     WHEREAS, the Company is an investment adviser registered under the Investment Advisers Act of 1940, and is the investment adviser to the Equity Income Fund, the Fund, Nicholas II, the High Income Fund and the Limited Edition; and

     WHEREAS, the Equity Income Fund, the Fund, Nicholas II, the High Income Fund and the Limited Edition are required by Section 17(g) of the Act to maintain a fidelity bond against larceny and embezzlement in an amount determined by their respective Boards of Directors after consideration of all relevant risk factors; and

WHEREAS, all parties hereto desire to be Joint Insureds under a fidelity bond; and

     WHEREAS, pursuant to Section 17(g) of the Act and Rule §270.17g-1(d) (2) thereunder, if any registered management company maintains a fidelity bond with a joint insured, it must be assured of receiving an equitable and proportionate share of the recovery under said bond in the event of loss covered by the fidelity bond.

     NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:

     1. The Joint Insureds agree to maintain a joint fidelity bond insuring the Joint Insureds against loss resulting from larceny and embezzlement in the amount of $5,450,000 (the "Fidelity Bond"), covering the period from November 16, 2018 to November 16, 2019.

     2. Each of the Joint Insureds shall be responsible to pay only that portion of the total premium for the Fidelity Bond attributable to such Joint Insureds required individual bond.

     3. The Company shall be responsible to pay that portion of the premium for the Fidelity Bond over and above that which the other Joint Insureds are required to pay pursuant to this Agreement.

     4. The Company further agrees to indemnify and hold each of the other Joint Insureds harmless from any deductible amount provided for under the Fidelity Bond.

     5. In the event that recovery is made under the Fidelity Bond as a result of a loss sustained by one or more of the Joint Insureds, each of such Joint Insureds shall receive an equitable and proportionate share of the recovery, if any, but at least equal to the amount which each would have received had each Joint Insured maintained a single insured bond with the coverage set forth in paragraph 6 hereof.

     6. The amount of the Fidelity Bond which each of the Joint Insureds would have maintained under a single insured bond is as follows:

The Fund	$1,900,000
Nicholas II	1,000,000
Limited Edition	750,000
High Income Fund	525,000
Equity Income Fund	750,000
The Company	525,000

Total	$5,450,000

     7. The Joint Insureds agree that the total premium for the Fidelity Bond, in the amount of $15,905.00, shall be allocated among the Joint Insureds, with each paying the following amount:

The Fund	$5,544.87
Nicholas II	2,918.35
Limited Edition	2,188.76
High Income Fund	1,532.13
Equity Income Fund	2,188.76
The Company	1,532.13

Total	$15,905.00

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

NICHOLAS FUND, INC.	NICHOLAS LIMITED EDITION, INC.

By: /s/ David O. Nicholas	By: /s/ David O. Nicholas
David O. Nicholas, President	David O. Nicholas, President

Attest: /s/ Jennifer R. Kloehn	Attest: /s/ Jennifer R. Kloehn
Jennifer R. Kloehn, Senior Vice President	Jennifer R. Kloehn, Senior Vice President
and Treasurer	and Treasurer

NICHOLAS II, INC.	NICHOLAS EQUITY INCOME FUND, INC.

By: /s/ David O. Nicholas	By: /s/ David O. Nicholas
David. O Nicholas, President	David O. Nicholas, President

Attest: /s/ Jennifer R. Kloehn	Attest: /s /Jennifer R. Kloehn
Jennifer R. Kloehn, Senior Vice President	Jennifer R. Kloehn, Senior Vice President
and Treasurer	and Treasurer

NICHOLAS HIGH INCOME FUND, INC.	NICHOLAS COMPANY, INC.

By: /s/ David O. Nicholas	By: /s/ David O. Nicholas
David O. Nicholas, President	David O. Nicholas, President

Attest: /s/ Jennifer R. Kloehn	Attest: /s/ Jennifer R. Kloehn
Jennifer R. Kloehn, Senior Vice President	Jennifer R. Kloehn, Executive Vice
and Treasurer	President and Treasurer